Allied Gold Mining Plc

Pacific Rim gold producer - moving up a gear



Dawn at Gold Ridge, Guadalcanal

Disclaimer

Forward Looking Statement and Competent Persons Statement

This presentation does not constitute an offer or a solicitation of an offer to purchase equity securities of Allied Gold Mining Plc ("**Allied Gold**").

To the extent permitted by law, none of Allied Gold, its subsidiaries, or any of their representatives make any representation or warranty, express or implied, as to the accuracy, reliability or completeness of the information contained in this presentation and none of those parties have or assume any obligation to provide any additional information or to update this presentation. Certain information in this presentation and oral statements made during this meeting is forward-looking and related to anticipated financial performance, events and strategies. Such forward-looking statements may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their respective projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in the June 2011 Prospectus lodged with LSE and the documents incorporated by reference in such prospectus. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements.

Competent Persons

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Presentation that relates to Mineral Resources has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Ore Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this Presentation in the form and context in which it appears.

Presentation Structure

Section 1 - Allied Gold Introduction

Section 2 - Asset Analysis

Section 3 - Brief Financials

Section 4 - Summary & Conclusion

Section 5 - Appendices





Section 1

Introduction to Allied Gold

- Vision
- Team
- Corporate Profile



1. Allied Gold - An introduction

✓**Fast growth**	Total production from two mines (PNG + Solomon Islands). Output to treble from 70,000 oz to over 200,000 oz gold within a year
✓**Quality assets**	Open pits. Resource/Reserve life of minimum 10 years Simple metallurgy conventional CIL process.
✓**Exploration upside**	JORC reserves / resource base of 3.4m / 8.6m of gold $15m exploration drilling campaign underway
✓**Management**	Track record of delivering on time and on budget Gold Ridge mine was 6 weeks ahead of schedule
✓**Balance Sheet**	No gold hedging. Modest debt: IFC US$35m. Equipment Finance $23m
✓**Corporate Register**	67% of shares managed out of London. Domicile now UK – Allied Gold Mining PLC Premium listed on LSE, TSX and ASX . Share tickers ALD

1. The Allied Team

Mark Caruso - Chairman
Founder of Allied Gold with over 25 years experience developing and operating mining companies. Director of Mineral Commodities Ltd.

Frank Terranova - Managing Director & CEO
Chartered accountant with over 20 years experience in corporate finance and financial risk management at Normandy Mining and Queensland Cotton.

Stephen Kelly - CFO
A Chartered Accountant with 25 years experience in the areas of external and internal audit, risk management and compliance, treasury and corporate finance.

Ross Hastings - GM Resource Development
Geologist with over 20 years international experience including Ok Tedi copper mine and Misima gold mine in PNG.

Phil Davies - Chief Geologist
25 years gold exploration experience in Australia and West Africa.
Discovery record at all levels from grass roots to near-mine, bringing projects to mine status

1. Corporate Profile

High quality global shareholder base

Cash as at 30 June	US **$83**M	GBP **50** M
Debt as at 30 June	US **$58** M	GBP **35** M
MktCap as at 19 Aug	US **$570** M	GBP **350** M

12 month share price to August 2011

Range: GBP **1.21-2.60** **Current:** GBP **1.75**



Shareholders as at 12 July 2011

 67%  28%  3%

Top 10 Holders	**61%**
Top 20 Holders	**76%**
1. M & G Investment	19.29%
2. Franklin Resources	7.98%
3. Legal & General Investment	7.11%
4. Baker Steel Capital Managers	6.80%
5. Capital Research Global Investors	6.45%
6. JPMorgan Asset Management	4.67%
7. Resource Capital Associates	4.48%
8. BlackRock Inc.	2.85%
9. Libra Advisors	2.84%
10. Asset Value Investors Limited	2.33%

Section 2

Asset Analysis

- Pacific Rim - The gold and copper hotspot
- Allied Gold - A Snapshot
- Production Profile - Moving to +200kozpa
- Inventory Profile - Resources 8.6 Moz
- Asset 1. Gold Ridge, Solomon islands
- Asset 2. Simberi, PNG
- Asset 3. Exploration Tatau Tabar PNG



2. Pacific Rim - A golden address

Two mines and exploration ground in a prolific gold region


SIMBERI
LIHIR
>40Moz
FRIEDA RIVER
9Moz
GRASBERG
>52Moz
North
PANGUNA
16Moz
GRML
PAPUA
NEW GUINEA
SOLOMON
ISLANDS
OK TEDI
10Moz
PORGERA
>22Moz
WAFI
TOLUKUMA
MISIMA
5Moz
VATUKOULA
>8Moz
Tonga Trench
New Hebrides Trench
VANUATU
North Fiji
Fracture Zone
FIJI
MT KASI

2. Allied Gold - A snapshot

Two mines in Pacific Rim, 8.6 Moz in Resource, producing 200k ozpa

Where we operate


PNG
3hrs
Solomon Is
3hrs
Australia

What we have

3.4 Moz Reserves = US$160/oz (Ev/Reserves)
8.6 Moz Resources = US$65/oz (Ev/Resources)

8.6 Moz*


GoldRidge
Simberi
Nov06
Oct06
Jan09
May09
May10
Sep10
Moz
3.3 Moz
Inferred
5.3 Moz
Measured
Indicated

What we Produce

200k ozpa run rate at ~US750/oz


790
774
838
714
862
866
1100
1186
1223
1370
570
560
718
551
401
428
586
755
736
754
614
660
652

Growth Options

-Simberi oxides
-Simberi sulphides
-Exploration PNG/Solomons


2010
Simberi
~70k ozpa
2012
Simberi
~100k ozpa
Gold Ridge
~120k ozpa
Future
Simberi
+250k ozpa
Gold Ridge
~120k ozpa

*Resources are inclusive of Reserves. EV/oz based on US$550m enterprise value

2. Group Production Profile

From 2012 at 200k ozpa run rate. Further expansions under review.


Simberi Sulphide*
130k ozpa
early 2012 run rate
group 200k ozpa
Gold Ridge 100k-120k ozpa (~10 years)
Current run rate
group 130k ozpa
2012 - Simberi Oxides at 100k ozpa.
2014* at 130k ozpa
40
65
70
2.0 mtpa
2.2 mtpa
2.4 mtpa
CY08
CY09
CY10
CY11
CY12
CY13
CY14
CY15

* Forecast subject to BFS and investment decisions

2. Growing Inventory Profile

Asset lives of at least a decade


8.6 Moz
Gold Ridge
Simberi
3.3 Moz
Inferred
5.3 Moz
Measured
Indicated
8
7
6
5
4
3
2
1
0
Nov 06
Oct 08
Jan 09
May 09
May 10
Sep 10
Moz

Enterprise Value Ounce Count		
Resources*	8.60 Moz	= *US$65/oz*
Reserves	3.40 Moz	= *US$160/oz*

*Resources inclusive of stated Reserves.
EV/oz based on US$550m enterprise value.

Gold Ridge	Mt @ g/t	Moz
1P Reserves	23 Mt @1.71 g/t	1.28
MI&I Resources*	64 Mt @1.28 g/t	2.63

Simberi	Mt @ g/t	Moz
2P Reserves	45Mt @1.46 g/t	2.11
MI&I Resources*	169Mt @1.1 g/t	6.01

Asset 1. Gold Ridge, Solomon Islands

US$150m project - on time and on budget in March 2011



Gold Ridge Solomon Islands

Asset 1. Solomon Islands - Location

990 Islands with 70 languages and 550,000 people



Malaita
Honiara
Gold Ridge Mine
Guadalcanal
2



1
2
3 hours



Henderson
Airfield
Bemuta
Tailings Disp
ML 1/1999
Obu Obu
Plant Site
Waste Dump
Mine Camp
Valehaichich
Namachamata
Kupers
Dawsons
ML 1/1999
ML 1/1999
Mt Vunusa
640m
Mt Toluva
1040m
Mt Rouramba
0
5
Kilometres

Asset 1. Gold Ridge - An Overview

US$150m capex. 120,000ozpa. First gold poured in March

Ownership	100% Allied Gold
Resources	49 Mt @1.28 for 2.02 Moz
Mine Life	Minimum 9 years ~120k ozpa
Capex	A$150m on time on budget
Plant	2.5 Mtpa SAG Mill and CIL plant
Mining	Open Pit. Strip Ratio 1.55:1
Production	Commissioned March 2011
Cash Costs	Target US$750/oz in first 2 years







Asset 1. Gold Ridge, Solomon Islands

A quality asset in a country still underexplored



01





Opening Ceremony - March 2011



Asset 1. Gold Ridge - Ramping Up

Still in the early months but running to plan



- **Assumptions** - June quarter is a commissioning quarter. Recoveries initially mid 70% increasing towards life of mine average of 82% by year end.
- **Plant** - First gold pour 8 March 2011. Running at circa 70% of nameplate throughput
- **Mining** - Access to and blending of higher grade Namachamata ore is beginning but will be more apparent in September quarter.




Namachamata
65koz
Valehaichichi
200koz

Asset 1. Gold Ridge - Exploration

Low sulphidation epithermal gold deposit - over 1.5km x 2.5km



INDEX
Plantsite and ROM pad
Valehaichichi
Namachamata
Kupers
Dawsons
GOLD RIDGE MINING LIMITED
GEOLOGY
Volcanics
Conglomerate
Undiff Beds
Calcareous Sediments
Prospect
kilometres

Geology

- A typical low sulphidation epithermal gold deposit
- Known mineralisation extends over 1.5km x 2.5km
- Hosted by Gold Ridge Volcanics, structural control
- Open at depth. Potential for Cu-Au porphyry style mineralisation below epithermal deposits
- Additional exploration areas pegged
- No modern exploration for last 10 years

Extension Drilling

- Diamond rig at 'Charivunga Mineralized Zone' between Namachamata and Kupers to test areas.
- Test up-dip from the previous intercepts, at sufficient density to allow a future resource estimate to be made

Asset 2. Simberi and Tabar Islands

3 hours from Port Moresby, 30 mins to Lihir



Simberi
Kavieng
Lihir
Sohwara
Namatanai
Rabaul
Sinivit
Vanimo
Wewak
Frieda
Ok Tedi
Tabubil
Porgera
Mt. Kare
Wabag
Mt Hagen
Ramu
Madang
Yandera
Kainantu
Hoskins
Kandrian
Lae
Wafi
Edie Creek
Hidden Valley/Hamata
Kerema
Tolukuma
Popondetta
Laloki
Port Moresby
Woodlark
Imwauna
Mining Projects
Operating Mine
Mine Under Development



Simberi - Pigiput Bay



Rope Conveyor

Asset 2. Simberi Production

Owner Operator. Free Dig. Sorowar focus of production

Ownership	100% Allied Gold
Resources	169 Mt @1.1 for 6.01 Moz
Mine Life	Oxides +10 years
Mining	Open Pit. Strip Ratio 1 :1
Production	70kozpa moving to 100kozpa
Oxides Plant	2.4 Mtpa Ball Mill and CIL plant
Sulphides	Study due 2012, 150k ozpa target
Cash Costs	Targeting US$750/oz



Simberi





Sorowar Pit

Asset 2. Simberi Cost & Margins

Back on track after 4 weeks lost in March



Simberi Quarterly Production (koz)
20
15
10
5
0
20.9
17.5
16.7
14.1
17.5
14.7
18.1
18.2
18.9
10.8
18.1
DQ08 MQ09 JQ09 SQ09 DQ09 MQ10 JQ10 SQ10 DQ10 MQ11 JQ11



Net Cash Costs (US$/oz)
1200
1000
800
600
400
200
0
401
428
586
755
736
754
614
660
652
1020
860
DQ08 MQ09 JQ09 SQ09 DQ09 MQ10 JQ10 SQ10 DQ10 MQ11 JQ11



Asset 2. Simberi Oxides/Sulphides

Inventory options for Oxides (3.5-5mtpa) and Sulphides (1.5-2.5mtpa)

Having focused predominantly on sulphides at Pigibo and Pigiput, Allied turning attention to untested oxide potential

Simberi Measured, Indicated Inferred Resources



Oxides (Mt)
Sulphides (Mt)
26
27
29
47
36
48
35
87
38
110
38
126
?
?
2006
Oct-08
Jan-09
May-09
Mar-10
Aug-10
2012



Oxides (MOz)
Sulphides (MOz)
1.0
1.3
1.1
1.8
1.3
1.9
1.3
3.3
1.4
4.1
1.4
4.6
2006
Oct-08
Jan-09
May-09
Mar-10
Aug-10



210750mN
Extent of Drilling
210250mN
SOROWAR 2009 Pit Design
Untested Oxide Potential (BLUE blocks)

At Pigibo,
Recent assays of 32m @ 2.68 g/t from 21m in oxide confirmed the down dip continuity



209000mN
PIGIBO
PIGIPUT
440000 mN

Asset 2 - Simberi Oxide Expansions

3.5Mtpa complete by end 2011. Optionality to go to 5 Mtpa

2.4 Mtpa in Place 1Ball, 1 Leach, 5 CIL	Moving 3.5 Mtpa 1 SAG, 2 Leach, 6 CIL	Potential expansion to 5 Mtpa oxide circuit Run both circuits - 1 Ball, 1 SAG, 2 Leach, 11 CIL



20 metres
Scats/Pebble Crusher
Apron Feeder
3.5 Mtpa SAG
Cyclone
Leach
Leach
CIL
CIL
CIL
CIL
CIL
Thickener
Screens
PSA Plant
Compressors
Access Road
Cyclone
Screen
CIL
CIL
CIL
Apron Feeder
2 Mtpa Scrubber
Ball mill
Leach 1 CIL
CIL
CIL
Thickener
Compressors
Lime Slaker
Mill offline at 3.5 Mtpa
Back on for 5 Mtpa
Leach 1 becomes CIL under 3.5mtpa
Elution

Asset 3 - Tatau & Tabar Islands

Exploration - Multiple targets, attention turns to Mt Tiro


Simberi
SCALE
Tatau
SW Tatau
Tabar
Legend
>500ppm copper
>0.2g/t gold surface anomaly
Prospects

Results in December quarter

Six core holes (1171m) at Mt Letam and Talik prospects. Possible source of the geophysical anomaly identified but no assays of significance to date.

Focus in coming quarters

Tatau - Move core drilling from Mt Letam/Talik to Mt Tiro, Pepewo and Seraro prospects.

Tabar - Line cutting and soil sampling for IP survey at Banesa prospect.

Section 3

Financials



3. Allied Financial Profile

Unhedged +200kozpa, moderate cost, current margins +US$700/oz



US$/oz
Allied US$/oz realised price
Depreciation and Amortization
Net Cash Costs*
1800
1600
1400
1200
1000
800
600
400
200
195
754
179
614
196
660
211
652
332
1020
270
860
Mar-10
June-10
Sept-10
Dec-10
March-11
June-11
One month
lost production
Gold Price as at mid-August
US$1850/oz
Margins approx
US$700/oz
D&A range US$150-US$225/oz
US$750-US$850/oz
Net Cash Cost Range
Assumes: US$:A$ 1:1
Excludes: US$30-50/oz fuel initiatives

Fuel is US$80-100/oz. Potential savings include:
- Simberi - HFO from 2012 will save US$30-50/oz
- Gold Ridge - Possible Hydro mid decade

*Net Cash Cost is C1 cash cost plus royalties and after inventory adjustment

3. Summary on Financials

FIRST HALF - ACTUAL - Allied Gold Mining Plc for six months to 30 June 2011

Balance Sheet As at 30 June	Gold Hedging - nil Cash - US$ 83 million (GBP 50 million) Debt - US$ 58 million (GBP 35 million)
Debt As at 30 June	US$ 37m - IFC Loan due to be restructured/repaid in November US$ 21 m - Fleet Leasing (Banks South Pacific and Caterpillar)
P&L As at 30 June	June Quarter - US$4.6m loss June Half- US$3.1m loss.

SECOND HALF - OUTLOOK

Gold Sales and Costs	Gold Price - currently US$1850 /oz Simberi Cash Costs - US$750-850/oz. D&A $150-250/oz Gold Ridge Cash Costs - First numbers in September quarter.
Exploration + Corporate	Exploration - US$15m pa FY Corporate - US$8m pa (however June 2011 reflect cost of LSE listing)
Capex 2H CY11	Gold Ridge - Minimal. Sustaining capex US$2-3m Simberi - US$15-25 m for oxide expansion, wharf, HFO etc.

Section 4

Conclusion



Conclusion - Allied Gold

Moving up a gear





✓**Fast growth**	Output to treble from 70,000 oz to over 200,000 oz gold within a year
✓**Quality assets**	Open pits. Resource base of at least 10 years
✓**Prospective**	Gold and copper rich Pacific Rim $15m exploration drilling campaign underway
✓**Management**	Track record on time and on budget
✓**Balance Sheet**	Cash generative No gold hedging. Modest debt.
✓**Register**	Investible and fungible shares. Premium listed on LSE, TSX and ASX .

Section 5

Appendices



5. Research

Research Firm	Analyst
RBC	Steuart McIntyre, Geoff Breen
Wilson HTM	Keith Williams, James Brennan-Chong
Casimir	James Crosby
Stifel Nicolaus	Josh Wolfson
Mirabaud Securities	Nick Chalmers
Oriel Securities	Kate Craig, Charles Cooper

5. *The New* Allied Gold

Corporate re-incorporation in the UK and moving to LSE Main Market

The 'old' Allied Gold Limited

As at 12 April 2011

AIM Ticker	AGLD
TSX Ticker	ALG
ASX Ticker	ALD
Shares	1,198 M
Options	59 million
Warrants	nil
Cash as at 12 April	US$ 100 M
Debt as at 12 April	US$ 55 M
Market Cap at $A0.60c-a-share	US$ 720 M
Market Cap at 38.5p a-share	GBP 450 M

The 'new' Allied Gold Mining Plc

As at 19 August 2011

LSE Ticker	ALD
TSX Ticker	ALD
ASX Ticker	ALD
Shares	~200 million
Options	~10 million
Warrants	nil
Cash as at 30 June 2011	US$ 83 M
Debt as at 30 June 2011	US$ 58 M
Market Cap at $A2.80c-a-share	US$ 560 M
Market Cap at GBP 1.80-a-share	GBP 360 M

Potential to move to FTSE 250 Index at September review

5. Simberi - Mineral Resources

As at 1 Jan 2011. Resources inclusive of Reserves. Based on US$850/oz. Cut off 0.5 g/t.





RESERVES	Mt	Au g/t	Koz
Proven	11.64	1.06	395
Probable	33.20	1.61	1,716
Total Reserves	**44.84**	**1.46**	**2,112**

RESOURCES	Mt	Au g/t	Koz
Measured	11.56	1.13	418
Indicated	70.17	1.28	2,891
M & I	**81.73**	**1.26**	**3,309**
Inferred	87.44	0.96	2,701

Tables drawn from Allied Gold's June 2011
UK prospectus i.e pages 2, 3, 304 and 305.
Ore Reserves completed by IMC in June 2010.

5. Simberi - Mineral Resources

As at 1 Jan 2011. Cut off grade 0.5 g/t. Based on US$850/oz

For more detail on reserves and resources and split of oxides, sulphides, trans ores read Allied Gold's prospectus and tables including:

Table 1.1 (pg 304)
Table 1.2 (pg 305)
Table 17-2 (pg 374)
Table 17-64 (pg 429)
Table 17-65 (pg 430)

RESOURCES BY DEPOSIT	Measured			Indicated			Inferred		
	Mt	g/t	koz	Mt	g/t	koz	Mt	g/t	koz
Bekou	-	-	-	0.07	*1.71*	**4**	1.03	*1.36*	**45**
Botlu	1.22	*1.14*	**44**	0.45	*1.23*	**18**	1.76	*1.70*	**95**
Pigibo	-	-	-	9.01	*1.13*	**327**	7.33	*0.93*	**220**
Pigicow	-	-	-	0.15	*1.65*	**8**	2.4	*1.27*	**97**
Pigiput	2.89	*0.86*	**80**	39.11	*1.41*	**1776**	35.03	*0.98*	**1114**
Samat East	-	-	-	-	-	-	3.98	*0.82*	**104**
Samat Nth A	-	-	-	0.51	*0.84*	**14**	1.2	*0.86*	**33**
Samat Nth B	-	-	-	2.07	*1.24*	**82**	1.19	*0.73*	**29**
Samat Sth A	-	-	-	0.05	*1.38*	**2**	1.9	*1*	**61**
Samath Sth B	-	-	-	1.8	*1.8*	**104**	3.55	*1.09*	**124**
Sorowar	7.45	*1.23*	**294**	16.95	*1.02*	**556**	21.72	*0.92*	**641**
Sorowar South	-	-	-	-	-	-	6.35	*0.68*	**138**
Total	11.5	*1.13*	**418**	70.17	*1.28*	**2891**	87.44	*0.96*	**2701**

5. Gold Ridge - Mineral Resources

As at 1 Jan 2011

Tables drawn from Allied Gold's prospectus ie. pages 3, 485, 486.

Ore Reserves completed by IMC in June 2010. Based on US$850/oz.
Resources inclusive of Reserves.
Cut off 0.5 g/t.



Plantsite and ROM pad
Valehaichichi
Namachamata
Kupers
Dawsons

RESERVES	Mt	Au g/t	Koz
Probable	23.2	1.71	1,275
Total Reserves	**23.2**	**1.71**	**1,275**

RESOURCES	Mt	Au g/t	Koz
Measured	8.24	1.53	405
Indicated	40.89	1.23	1,617
Measured & Indicated	**49.13**	**1.28**	**2,022**
Inferred	15.03	1.27	613

RESOURCES BY DEPOSIT	Measured		Indicated		Inferred	
	Mt	g/t	Mt	g/t	Mt	g/t
Valehaichichi	2.04	1.38	10.56	1.14	4.83	1.21
Namachamata	1.15	1.92	1.46	1.43	0.43	1.28
Kupers	3.95	1.54	10.97	1.23	4.30	1.26
Dawson	1.09	1.40	17.91	1.27	5.47	1.34
Total	**8.24**	**1.53**	**40.89**	**1.23**	**15.03**	**1.27**

Contact Us

Brisbane Office
Ph: +61 7 3252 5911
investor@alliedgold.com.au

London – Buchanan
Ph: +44 (0) 20 7466 5000
bobbym@buchanan.uk.com


GRML
GOLD RIDGE MINING LIMITED
ALLIED GOLD LIMITED

www.alliedgold.com.au